EXHIBIT 99.1



                             CHELSEA OIL & GAS LTD.

    CHELSEA OIL & GAS LTD. ANNOUNCES FILING OF 2013 FINANCIAL STATEMENTS AND
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Calgary, ALBERTA, (April 30, 2014) - Chelsea Oil & Gas Ltd. ("Chelsea") (OTCQB:
COGLF) announces that it has filed its audited consolidated financial statements and accompanying notes for the year ended December 31, 2013 and its related management's discussion and analysis with applicable Canadian securities regulatory authorities. Copies of these documents may be obtained through the Internet on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

                          ABOUT CHELSEA OIL & GAS LTD.

Chelsea Oil & Gas is an Australian focused exploration, development and production company with 5.2 million net acres of land onshore Australia. Chelsea has a portfolio of assets which include 6 existing oil discoveries with independently evaluated reserves, a fully carried seismic and drilling programme in a proven exploration play, and significant resource potential in two emerging unconventional plays offsetting supermajors who have committed to invest up to $545 million in the next 3 years on immediately offsetting lands.

FOR FURTHER INFORMATION CONTACT:

CHELSEA OIL & GAS LTD.

+1 (403) 457-1959


www.chelseaoilandgas.com